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                              January 31, 2024

       Dato    Maznah Abdul Binti Jalil
       Chief Executive Officer
       Liberty Resources Acquisition Corp.
       10 East 53rd Street, Suite 3001
       New York, NY 10022

                                                        Re: Liberty Resources
Acquisition Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed January 31,
2024
                                                            File No. 001-40883

       Dear Dato    Maznah Abdul Binti Jalil:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A filed on January 31, 2024

       General

   1. We note your response to prior comment 1. As it appears that your sponsor has not changed, please
disclose that your sponsor is controlled by and has substantial ties to non-
                                                        U.S. persons in
Malaysia, as disclosed in the company's most recent annual report on
                                                        Form 10-K filed June 8,
2023, or advise.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
  Dato    Maznah Abdul Binti Jalil
Liberty Resources Acquisition Corp.
January 31, 2024
Page 2

       Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any questions.



                                                         Sincerely,
FirstName LastName Dato    Maznah Abdul Binti Jalil
                                                         Division of
Corporation Finance
Comapany NameLiberty Resources Acquisition Corp.
                                                         Office of Real Estate
& Construction
January 31, 2024 Page 2
cc:       Andrew M. Tucker
FirstName LastName